Mail Stop 3561

March 19, 2009

Via U.S. Mail and Facsimile

Terry M. Endsley
Chief Financial Officer
Navistar International Corporation
4201 Winfield Road, P.O. Box 1488
Warrenville, Illinois 60555

        RE:    Navistar International Corporation
                  Form 10-K for the fiscal year ended October 31, 2008

                  **File No. 001-09618**

Dear Mr. Endsley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the fiscal year ended October 31, 2008**

Management's Report on Internal Control over Financial Reporting, page 140

1. We note your use of the pronoun "we" throughout this section. Please provide us with a statement acknowledging that it is the responsibility of your "management" to establish and maintain adequate internal control over financial reporting.   In future filings, please revise your disclosure to clarify that the representations required by Item 308(a) of Regulation S-K are made by your "management." Refer to Item 308(a)(1)-(3) of Regulation S-K.

Financial Statements

Note 1. Summary of Significant Accounting Policies

2. We note from the table on page 84 that adjustments to pre-existing warranties totaled $76 million during fiscal 2008 which represented a significant increase in such adjustments from the prior fiscal year. We also note from the discussion on page 24 of MD&A that the significant increase in product warranty costs in 2008 as compared to 2007 was primarily the result of adjustments to warranty accruals for changes in estimates of warranty costs for products sold in prior years at the Truck and Engine segments. We also note from the discussion of your changes in internal control over financial reporting on page 140 that the Company changed the modeling techniques used to calculate warranty reserves during the fourth quarter of fiscal 2008. We further note from the discussion on page 142 of your Form 10-K that as of October 31, 2008, the Company had determined that a material weakness existed with respect to the Company's accounting for warranty accruals. In addition, based on the disclosures included on page 8 of your Form 10-Q/A for the quarter ended July 31, 2008, it appears that the substantial majority of the adjustments to pre-existing warranties were made during the fourth quarter of fiscal 2008 as only $10 million of such adjustments had been recognized during the nine months ended July 31, 2008, indicating $66 million of adjustments to pre-existing warranties were recognized during the fourth quarter of fiscal 2008.

   Given the above factors, please explain in further detail the nature and specific timing of the events or circumstances that occurred during the fourth quarter of fiscal 2008 that resulted in the Company's change in estimate with respect to pre-existing warranty accruals during the fourth quarter of fiscal 2008 aggregating $66 million. As part of your response, you should also explain in detail why you believe this adjustment to your warranty accruals represents a change in accounting estimate rather than the correction of an error pursuant to the guidance in SFAS No. 154 given the material weaknesses in internal controls with regard to your warranty accruals that existed as of October 31, 2008.

Furthermore, assuming this adjustment does represent a change in estimate, and given the materiality of this adjustment to your results for both the fourth quarter of fiscal 2008 and fiscal 2008, please revise the notes to your financial statements to include the disclosures required by paragraph 22 of SFAS No.154 with regards to this change in estimate.

In addition, please explain in further detail how and why the Company changed the modeling techniques and/or any other methods or assumptions used to calculate warranty reserves during the fourth quarter of fiscal 2008. Your response should also explain why the Company does not believe these changes in modeling techniques or methods does not represent a change in accounting principles for which the disclosures outlined in paragraphs 17 and 18 of SFAS No.154 should be provided.

Your response should also explain in further detail why management continues to believe that a material weakness continues to exist with respect to the Company's accounting for warranty reserves even after the implementation of the changes in the Company's techniques or methods for determining these reserves as disclosed on page 142 of your Form 10-K. We may have further comment upon review of your response.

<u>Note 7. Impairment of property and equipment and related charges</u>

3. We note from the disclosures included in Note 7 that the Company recognized $27 million of other charges related to the significant reduction in demand from Ford in the fourth quarter of 2008. We also note from the disclosure in Note 7 that in the third quarter of 2008, the VEE Business Unit recorded $10 million of charges for personnel costs relating to employee layoffs at IEP. In future filings, please ensure that the notes to your financial statements include all of the disclosures required by paragraph 20 of SFAS No.146 with respect to these types of exit or restructuring costs. As part of your revised disclosures, please include the reconciliation of any liabilities established as a result of such charges required by paragraph 20.b.(2) of SFAS No.146.

4. In a related matter, please tell us and revise future filings to explain the specific nature and amounts of the $10 million of "other charges" included in the $27 million of charges recognized by the VEE Business Unite during the fourth quarter of 2008.

Note 9. Investments in and advances to non-consolidated affiliates

5.  We note from the disclosure included in Note 9 that the Company holds a 49%
    interest in Blue Diamond Parts ("BDP") and that it's equity in the earnings of this
    entity totaled $85 million, $76 million and $83 million for the years ended
    October 31, 2008, 2007 and 2006 respectively. Based on the level of the
    Company's equity in the earnings of this entity, it appears that financial
    statements for this entity are required in the Company's Annual Report on Form
    10-K pursuant to the guidance in Rule 3-09 of Regulation S-X. Please note that
    insofar as practicable, these financial statements should be provided as of the
    same dates and for the same periods as the audited consolidated financial
    statements required by Rules 3-01 and 3-02 of Regulation S-X and these financial
    statements are required to be audited for those fiscal years in which the
    Company's equity in the earnings of this entity exceeds 20% of the Company's
    pre-tax earnings from continuing operations as outlined in Rule 3-09 of
    Regulation S-X. Please amend the Company's Annual Report on Form 10-K to
    include these required financial statements.

    Furthermore, given the Company's apparent failure to include these required
    financial statements in its Annual Report on Form 10-K for the fiscal year ended
    October 31, 2008, please consider whether this matter represents a material
    weakness in internal controls which should be discussed in Managements' Report
    on Internal Control over Financial Reporting on pages 140 through 142 of the
    Annual Report on Form 10-K.

Note 22. Selected quarterly financial data (Unaudited)

6.  In future filings, please revise to discuss the nature of any material or unusual
    items that impacted your results of operations for the quarterly periods presented.
    For example, we note from the disclosure included in Note 7 that the Company
    recognized a significant level of impairment and related charges during the fourth
    quarter of fiscal 2008. Refer to the guidance outlined in Item 302(a)(3) of
    Regulation S-K.

**Definitive Proxy Statement on Schedule 14A**

Market Compensation Review page 26

7. Refer to the first paragraph on page 27.  It appears that in certain circumstances, you benchmark to a broader industry survey published by your compensation consultant.  In future filings, please confirm that to the extent that you benchmark your compensation against this broader survey, you will identify the constituent companies.

Elements of Executive Compensation, page 27

8. We note that the Compensation Committee and independent Board members base their decision to adjust the Chief Executive Officer's salary and grant awards pursuant to the CEO Annual Incentive Plan on goals set prior to the start of each fiscal year.  In future filings, please disclose the targets and provide qualitative and quantitative disclosure regarding the determination of these targets and the targets actually reached.  Also, in future filings, please provide similar disclosure regarding the targets for awards granted pursuant to the Annual Incentive Plan and the 2004 Performance Incentive Plan.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Summary Compensation Table, page 34

9. With respect to the stock and option awards reported in the fifth and sixth columns of the table, in future filings please clarify in the footnotes the assumptions made in the valuation of by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis section.  Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: Terry M. Endsley, Chief Financial Officer
(630) 753-2200